March 14, 2013

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	InspireMD, Inc.
Registration Statement on Form S-1
Filed September 24, 2012
File No. 333-184066

VIA FACSIMILE

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Cowen and Company, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on March 18, 2013, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectuses: March 5, 2013
(ii)	Dates of distribution: The preliminary prospectus dated March 5, 2013 was distributed from March 7, 2013 to March 18, 2013.
(iii)	Number of prospective underwriters and dealers to whom preliminary prospectuses were furnished: 2
(iv)	Number of prospectuses so distributed: 150

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name:	Jason Fenton
Title:	Managing Director